October 31, 2011

VIA EDGAR, FEDEX AND EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-6010

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Lisa Vanjoske, Assistant Chief Accountant
Frank Wyman, Staff Accountant

Re:	diaDexus, Inc
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 22 ,2011
File No. 000-26483

Ladies and Gentlemen:

diaDexus, Inc. (the “Company”) submits this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received via e-mail dated October 12, 2011 relating to the Company’s Annual Report on Form 10-K filed March 22, 2011.

In this letter, we have recited the numbered comments from the Staff in italicized bold type and have followed each comment with the Company’s response. The Company as it existed before the July 28, 2010 merger transaction (the “Reverse Merger”) with the former diaDexus, Inc. (“Old diaDexus”) is referred to herein as “Pre-Merger VaxGen.”

Notes to Consolidated Financial Statements

1.	Business Overview, page 40

1.	Please explain to us the factors that you considered in accounting for the merger of VaxGen and diaDexus as a reverse acquisition. In particular explain how you considered the 62% ownership interest held by the pre-merger VaxGen stockholders in identifying the Old diaDexus as the accounting acquirer. Refer to the technical guidance upon which you relied.

In response to the Staff’s comment, the Company advises the Staff that, in accordance with ASC 805-10-25-5, its process of identifying the accounting acquirer began with a consideration of the guidance in ASC 810-10 related to determining the existence of a controlling financial interest. The general rule provided by ASC 810-10-15-8 is that the party that holds directly or indirectly greater than 50% of the voting shares has a controlling financial interest, but the power to control may also exist with a lesser percentage of ownership, e.g., by contract. However, in this case, as no single party directly or indirectly holds a controlling financial interest in the merged company, we considered all the facts and circumstances and the guidance in ASC 805-10-25-5. Since we determined that the accounting acquirer in the Reverse Merger was not clearly identified from the guidance in ASC 810-10, in accordance with ASC 805-10-25-5, the guidance of ASC 805-10-55-11 through ASC 805-10-55-15 was then considered to assist in the identification of the accounting acquirer.

The Reverse Merger was primarily effected by an exchange of equity interests, as the consideration paid to Old diaDexus stockholders by Pre-Merger VaxGen for their equity interests in Old diaDexus was the Company’s common stock. Therefore, we looked to the guidance found at ASC 805-10-55-12, which provides that all pertinent facts and circumstances shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests. The standard recognizes that, even though in business combinations effected primarily by exchanging equity interests the acquirer usually is the entity that issues its equity interests, in some business combinations—commonly called reverse acquisitions—the issuing entity is the acquiree. In these situations, the accounting acquiror is different than the legal acquiror.

ASC 805-10-55-12 provides the following additional factors to consider in identifying the accounting acquiror in a business combination, like the Reverse Merger, that is effected by exchanging equity interests:

1.	The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants or convertible securities.

After the Reverse Merger, the Company had 53,067,057 shares of common stock issued and outstanding, with the Pre-Merger VaxGen stockholders holding approximately 62% and the former Old diaDexus stockholders and employees holding approximately 38% of the Company’s common stock. Additionally, Pre-Merger VaxGen had previously issued warrants to purchase 2,073,062 shares of its common stock to various accredited investors and options to purchase 525,534 shares of its common stock to various employees, and these options and warrants remained outstanding after the Reverse Merger. These warrants and the options had a weighted average exercise price of $11.47 and $8.98, respectively, as compared to the fair value of the Company’s common stock at $0.26 on the date of the merger. Since these warrants and options, comprising less than 5% ownership of the combined entity, were significantly out-of-the money, they were not considered substantive while evaluating the ownership interest or voting rights after the Reverse Merger. There were no other special or unusual voting arrangements, convertible securities or other financial instruments of the combined Company immediately after the Reverse Merger.

2.	The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

Immediately following the Reverse Merger, former officers, directors and greater than 10% stockholders of Old diaDexus held approximately 30% of the common stock of the combined Company , whereas officers, directors and greater than 10% stockholders of Pre-Merger VaxGen held approximately 17% ownership of the combined Company. Moreover, a former large holder of Old diaDexus, Baker Bros. Investments, which had two representatives on the Old diaDexus board of directors, together with its affiliated funds, held, and still holds, the largest block of shares of the combined Company, with an ownership interest of 13.8% immediately following the Reverse Merger.

Certain of the greater than 10% holders included in the calculation above for Old diaDexus had representatives on the Old diaDexus board of directors and were therefore relatively well positioned to work as part of an organized group for the purpose of exercising control over the combined Company. In comparison, there were no greater than 10% holders of Pre-Merger VaxGen that had representatives on the Pre-Merger VaxGen board of directors. If we exclude from the above calculation those greater than 10% holders that did not have representation on the respective boards of directors of Old diaDexus and Pre-Merger VaxGen, then the former Old diaDexus officers, directors and those greater than 10% holders with board representation held approximately 23% ownership of the combined Company after the Reverse Merger, compared with less than 1% in the case of Pre-Merger VaxGen.

3.	The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

Pursuant to the terms of the Agreement and Plan of Merger and Reorganization, dated as of May 28, 2010, as amended June 24, 2010 (the “Merger Agreement”), immediately following the Merger, the combined Company’s board of directors became comprised of three former Old diaDexus directors and two Pre-Merger VaxGen directors. As such, directors who had been members of the Old diaDexus board of directors could exercise control over the combined Company.

This consideration is partially offset by the fact that Pre-Merger VaxGen stockholders could in theory exercise their greater aggregate voting power to elect different directors at the next annual meeting as all directors of the combined Company are subject to re-election at each annual meeting. However, the dispersed ownership of Pre-Merger VaxGen common stock makes this highly unlikely. Without the cooperation of the board of directors, such an exercise would require a stockholder to engage in a proxy solicitation, an unlikely event given the expense of such a process relative to the small market capitalization of the Company and the risks presented in such an endeavor as a result of the relatively high proportion of ownership by the officers, directors and greater than 10% holders of Old diaDexus in the combined Company.

4.	The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

Pursuant to the terms of the Merger Agreement, immediately following the Reverse Merger, the senior management team from Old diaDexus became the senior management team of the combined Company and the officers of Pre-Merger VaxGen resigned. All Pre-Merger VaxGen employees (numbering only three) were terminated within a week following the Reverse Merger.

5.	The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.

There was no significant change ($0.32 vs. $0.34 per share) in the share price and market capital of Pre-Merger VaxGen before and after the public announcement of the Reverse Merger on May 28, 2010, so we were unable to conclude whether a premium was paid and, if so, by whom it was paid. Furthermore, Old diaDexus was a private company that was not actively traded on any market, so we were unable to ascertain a pre-combination fair value of Old diaDexus from which any conclusions about the existence of a premium could be drawn. Therefore, this factor was not a relevant consideration in our analysis.

In addition to the considerations discussed above from ASC 805-10-55-12, ASC 805-10-55-13 counsels that the acquiror is usually the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities. While Pre-Merger VaxGen had total assets of approximately $25.4 million (compared to Old diaDexus’ total assets of $7.5 million), substantially all (approximately 92%) of Pre-Merger VaxGen’s assets comprised cash and cash equivalents, Pre-Merger VaxGen had three employees, limited operations (which were related to the monitoring of certain license agreements), no current revenues and no ongoing product development activities In contrast, Old diaDexus had fifty four employees, current revenues and an ongoing product development program. Although the Pre-Merger VaxGen license agreements may provide the combined Company with some revenue in the long-term if the counterparties to those license agreements are successful in their drug development and commercialization efforts, Old diaDexus products are expected to be the only source of revenue for the combined Company for the foreseeable future. A primary rationale behind the Reverse Merger was that Old diaDexus needed funds to continue its operations and Pre-Merger VaxGen had cash resources available to fund such operations.

Therefore, although Pre-Merger VaxGen stockholders in the aggregate did hold a majority of the common stock of the combined Company after the Reverse Merger, it is nevertheless the case that former Old diaDexus directors held the majority of the board seats of the combined Company after the Reverse Merger, a concentrated group of Old diaDexus officers, directors and significant shareholders held the largest voting interest in the combined Company’s common stock after the Reverse Merger, the management of Old diaDexus became the management of the combined Company after the Reverse Merger, all employees of the combined Company after the Reverse Merger were Old diaDexus employees (with all Pre-Merger VaxGen employees having been terminated) and the Old diaDexus business became the core of the ongoing operations of, and the source of all current revenues of, the combined Company.

Based on the above analysis, and consideration of qualitative and quantitative factors, we concluded that the Reverse Merger was a reverse acquisition of Pre-Merger VaxGen by Old diaDexus and the accounting acquirer was Old diaDexus.

Note 15. Reverse Merger, p 59

2.	You indicate that the merger transaction costs were recorded in additional-paid-in-capital. Tell us why these expenses were not charge to expense in accordance with ASC 805-10-25-23

The Company respectfully advises the Staff that it acknowledges the accounting treatment of merger and acquisition costs as outlined in ASC 805-10-25-23. The Company also advises the Staff that the economic essence of this transaction, as further described above, was the legal acquisition of a private operating company by a public company with limited operations. The total assets of Pre-Merger VaxGen ($25.4 million) obtained by Old diaDexus were substantially comprised of cash and cash equivalents ($23.4 million). Pre-Merger VaxGen had limited operations (which were related to the monitoring of certain license agreements), no current revenues and no ongoing product development activities. A primary purpose of the merger was for Old diaDexus to obtain access to the cash held by Pre-Merger VaxGen and the Company considered it to be analogous to a capital raising transaction. Although Pre-Merger VaxGen was not a “shell company” for SEC filing and reporting purposes, an analogy can be drawn from the guidance in “SEC Financial Reporting Manual”, Topic 12 “Reverse Acquisitions and Reverse Capitalizations”, Section 12100 “General” regarding the acquisition of a private operating company by a non-operating public shell corporation The Staff considers these types of mergers to be capital transactions in substance, rather than business combinations. Such a “transaction is a reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by recapitalization.”

Under ASC 340-10-S99 and related SEC Staff Guidance, Staff Accounting Bulletin Topic 5A, specific incremental costs related to an offering can be charged against the gross proceeds of the offering. As the common stock is classified as permanent equity, the merger related costs were charged directly to additional paid-in capital as a cost of raising capital.

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In filing this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments and our responses do not foreclose the Commission from taking action in respect to the filing;

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (650) 246-6522, by fax at (650) 246-6511 or by email at bward@diadexus.com should you have further questions.

Sincerely,

/s/ Brian E. Ward, Ph.D.
Brian E. Ward, Ph.D.
President & Chief Executive Officer

cc:    Robert A. Koenig, Latham & Watkins LLP